SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Publicly-held company CNPJ 02.558.074/0001-73 NIRE 35.3.0015879-2

NOTICE TO THE MARKET

Vivo Participações S.A. (Vivo) informs that its subsidiary Vivo S.A will fulfill the item b of the clause 3.1 of the Terms of Authorization for the use of the sub ranges of radio frequency J, also known as 3rd Generation frequency. The term establishes that the remaining 90%, R$ 1,032,923,700.00, may be paid in 6 equal and annual installments, with a grace period of 3 years.
The amount to be paid will be adjusted to the IST variation (Telecomunication´s Services Index) plus 1% monthly, with maturity in 36, 48, 60, 72, 84 and 96 months starting at the signature date of the Terms of Authorization, which occurred in April 29, 2008.

São Paulo, December 10, 2008.
Ernesto Gardelliano
Investor Relations Director

Av. Chucri Zaidan, 860 – Morumbi – SP – 04583-110
Phone number: +55 11 7420-1172
e-mail: ri@vivo.com.br

Informations available on website:  http://www.viv.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.